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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

October 12, 2020

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd
Amendment No. 4 to Draft Registration Statement on Form F-1 submitted September 11, 2020
Amendment No. 5 to Draft Registration Statement on Form F-1 submitted September 18, 2020
CIK 0001781397

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 21, 2020 with respect to the confidentially submitted registration statement on Form F-1 (DRS), File No. 0001781397 (the “Original Filing”), submitted on September 18, 2020 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the revised submission (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comment.

Draft Registration Statement on Form F-1 submitted September 18, 2020, Use of Proceeds, page 30

1.        We note that you plan to use the proceeds of the offering to, among other things, "expand our existing (the Middletown campus) and build future (the Hamilton and Oxford (main campuses) student dormitory facilities at Miami University of Ohio" and expand "into the Canadian and Southeast Asian markets." If the proceeds will be used to acquire assets, other than in the ordinary course of business, please briefly describe the assets and their cost. Similarly, if the proceeds will be used to finance acquisitions of other business, please briefly describe such businesses and the status of such acquisitions. Refer to Item 3.C of Form 20-F.

Response:         While it maintains plans to expand our existing business on the Middletown, Hamilton and Oxford (Main) campuses, the Company will not build or acquire any additional dormitory facilities prior to the end of its 2021 fiscal year end (which ends September 30, 2021). Similarly, while the Company also continues to maintain plans for international expansion of its business to Canadian, Southeast Asian, and UK markets, no such action will be taken until after the end of the Company’s 2021 fiscal year end. The Company has been and will carefully consider its options in the real estate and capital markets significantly affected by the COVID-19 pandemic. The Use of Proceeds discussion of the Amended Filing has been revised on p. 30 to reflect the foregoing clarification.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Six Months Ended March 31, 2020 and 2019, page 36

2.        Please quantify the increase in revenue attributable to increases in enrollments of students separately from increases in new commission revenue earned. Refer to Item 5.A and 5.A.1 of Form 20-F as directed by Item 4.a of Form F-1, and SEC Releases 33-6835 and 33-8350, for guidance. Also refer to section 501.04 of the staff's Codification of Financial Reporting Policies in regard to quantifying each factor cited.

Response:          In response to the Staff’s comment, the Amended Filing has been revised on p. 32 of the MD&A discussion.

3.        Please discuss the factors causing the decrease in the gross profit margin of 63% for the period ended March 31, 2020 from the 71% for the period ended March 31, 2019. Refer to the guidance in the preceding comment.

Response:         The Company has discovered certain cross-period (cut-off) accounting errors in relation to our prepayment balances, costs of services and revenues. The Company discovered that certain amounts of prepayment tuition balances related to Miami University should not have been recognized at September 30, 2017, 2018 and 2019 since payments related to these balances had not been remitted to Miami University as at these period ends. Since the Company’s calculation of costs of services is based on the formula, i.e., costs of services being equal to the sum of opening prepayment balance and current period additions, less ending prepayment balance, the opening retained earnings at September 30, 2018 was misstated. The Company’s costs of services for the years ended September 30, 2018 and 2019, respectively, were also misstated. These misstatements in costs of services for fiscal 2018 and 2019 were significantly less than the misstatement in opening retained earnings of September 30, 2018 since the errors in opening prepayment balance and ending prepayment balance offset to a small net income statement impact. As a result, the Company’s prepayment balance at March 31, 2020 was also misstated and consequently had impacted the cost of services for the six months ended March 31, 2019. The Company discovered all these errors when preparing the financial statements for the six-months ended March 31, 2020 and corrected the cumulative impacts, including the error in opening retained earnings/prepayments (approximately $532K) carried forward from prior to fiscal year of September 30, 2018, in the current six months period ended March 31, 2020. Correcting the cumulative errors in the current period has resulted in an overstatement to the Company’s costs of services and an understatement to the Company’s gross margin and net income accordingly in the current six-month period. This explained the decrease in the Company’s gross margin for the six months ended March 31, 2020. Certain commission revenue approximately $199K related to fiscal September 30, 2019 was incorrectly recorded in the six-month period ended March 31, 2020.

The Company has reviewed these matters and, although it did not believe the impact resulted from these cut-off errors were material to the net respective income for the two fiscal years ended September 30, 2018 and 2019, respectively, the Company determined to restate its financial statements for all the affected financial periods, which include the years ended September 30, 2018 and 2019 and the six-month periods ended March 31, 2020 and 2019. Considering the impact of these errors to the Company’s respective balance sheet at September 30, 2018 and 2019, respectively, and the Company’s gross margin for six months of March 31, 2020, the Company believes the restating its financial statements for the affected period was an appropriately prudent approach so as to provide the most accurate financial information and disclosures about the Company.

Please refer to Note 2 of the Company’s annual and interim financial statements for the further details of these restatements. After the restatements, the gross margin for the period ended March 31, 2020 was above 70% which is largely consistent with the Company’s gross margins for other periods. Please refer to MD&A of the Revised F-1.

4.        We note your disclosure in this section, which states that "Renda started charging the Company the actual rental expense instead of the previous agreed-upon RMB 2.9 million." Please revise to include the amount of the actual rental expense.

Response:         The Amended Filing included revisions made in response to the above comment on p. 48.

Recently issued accounting standards, page F-31

5.        You disclose ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) is effective January 1, 2020. You also disclose you are currently evaluating the impact of this new guidance. Please clarify the status of this ASU to your business. Refer to ASU 2019-10.

Response:         The Company has updated the disclosures related to ASU 2016-13 to reflect the deferred effective date of fiscal year beginning after December 15, 2022 for non-public entities as amended by ASU 2019-10. The Company has approximately 2 years until it will be required to adopt this new standard. The Company does not believe the ASU will have a significant impact on its current financial statements. Its condensed consolidated financial statements as of March 31, 2020 only had two significant asset instruments, being accounts receivable and note receivable, that would be subject to this ASU for credit loss analysis assuming the standard is effective March 31, 2020. The accounts receivable has been subsequently collected and the notes receivable can be offset against recruitment commission fees the note holder charges the Company should the notes receivable holder default on payment. The credit risks related to the two financial instruments have been disclosed in “Certain risk and concentration” section of our March 31, 2020 condensed consolidated financial statements.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:     Zhenyu Wu, CFO